ORIGINAL

JONES DAY

REGULATED BY THE LAW SOCIETY
21 TUDOR STREET • LONDON EC4Y 0DJ • DX 67 LONDON/CHANCERY
TELEPHONE: 020.7[redacted]

07020717

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Ref/CAM DW/JP009028/

E-mail dkwinterfeldt@jonesday.com

Direct 020 7039 5209

Date 31 January 2007

SEC MAIL RECEIVED JAN [illegible] WASH, D.C. 202

BY HAND

Securities and Exchange Commission,
Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington DC, 20549,
U.S.A.

Ladies and Gentlemen,

AgCert International plc — Rule 12g3-2(b) — File No.: 082-35025

On behalf of AgCert International plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kind regards,

Daniel Winterfeldt

PROCESSED

FEB 0 2 2007

THOMSON
FINANCIAL

File No: 085-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Financing
Released	07:33 05-Jan-07
Number	0350P

AgCert Closes Debt Financing

The Board of AgCert International plc ("AgCert" or "the Company") is pleased to announce that, further to the information provided in the trading update released 21 December 2006, the company has now agreed and finalised the first component of its proposed €70m debt funding programme.

- Completion and funding have occurred for a senior secured debt facility of $25m USD, equating to approximately €19m, provided by Laurus Master Fund Ltd. ("Laurus"). The Loans mature in May 2008.
- The funding is divided into two parts of which $10m may be converted (at the lender's option) into equity at an average price of 135% of the base price of 149p (the "Base Price").
- AgCert has also granted options in respect of 4,228,872 ordinary shares (€0.0001 each) exercisable by Laurus over the five (5) year period from 29 December 2006 at an average exercise price of 130% of the Base Price.
- Interest is payable on a current basis and is indexed to the US Prime Rate.

A €14m bridge loan has been advanced by two of the company's major shareholders, to be repaid by the end of Q1 2007.

Discussions regarding the remainder of the proposed €70m debt funding programme continue progressing. The Company will update the shareholders in due course.

AgCert Plc
Paul D'Alton

College Hill
Anthony Parker

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

About AgCert

AgCert International plc was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "offsets") from agricultural sources on an industrial scale. These offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas

File No: 085-3525

emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN.

The Group's strategy is to expand rapidly its offset production and resultant sales capacity by commencing the modification of Animal Waste Management Systems ('AWMS') on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's greenhouse gas reduction projects can be found at www.agcert.com.

5th January 2007

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File No.: 085-35025

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Production Update
Released	09:00 17-Jan-07
Number	6483P

AgCert International plc

AgCert Issued 118,560 CERs

The management of AgCert International plc ("AgCert") is pleased to confirm that 118, 560 Certified Emission Reductions ("CERs") have been approved and issued by the United Nations' appointed CDM Executive Board. This represents the first commercial quantity issued to AgCert.

Bill Haskell, CEO AgCert, commented:

"We are delighted to have achieved another of our strategic milestones, in the process adding further validation to our business model. We are confident that now that the procedures have been established, momentum will continue to pick-up through 2007 and beyond. We expect further CER issuances in due course."

17 January 2007

ENQUIRIES:

AgCert International
Bill Haskell, CEO, AgCert International +353 (0) 1 245 7400
Paul D'Alton, Finance Director +353 (0) 1 245 7400

College Hill
Mark Garraway/Anthony Parker +44 (0) 207 457 2020

About AgCert

AgCert International plc was founded in 2002 to produce and sell reductions in greenhouse gas emissions (referred to as "offsets") from agricultural sources on an industrial scale. These offsets are intended to satisfy the requirements of the Kyoto Protocol and be capable of being traded on the European cap and trade system, the European Union Emissions Trading Scheme ("EU-ETS").

AgCert has identified agriculture as one of the largest commercial opportunities for Offset production and expects to be a leading supplier of offsets from this sector. Agriculture is responsible for around 20 per cent of the world's annual greenhouse gas emissions. Under the Kyoto Protocol, any reductions in greenhouse gas emissions derived from this sector qualify as CERs provided they are derived from projects that have been validated by a DOE and Registered by the UN Executive Board and are properly verified and certified according to the stringent requirements laid down by the UN.

The Group's strategy is to expand rapidly its offset production and resultant sales capacity by commencing the modification of Animal Waste Management Systems ('AWMS') on farms where it has already entered into arrangements with farmers and by rolling out its turnkey AWMS modification methods both geographically and across additional livestock species beyond its current focus on swine through the entry into contracts with additional farms.

More information about AgCert's greenhouse gas reduction projects can be found at www.agcert.com.

The shares of AgCert International plc (the "Shares") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares may not be offered or sold in the United States, or to, or for the account or benefit of, U.S. persons as such term is defined in Regulation S under the Securities Act except (1) in a transaction meeting the requirements of Regulation S under the Securities Act, (2) pursuant to an effective registration statement under the Securities Act, or (3) pursuant to an available exemption from the registration requirements of the Securities Act, in each case in accordance with all applicable securities laws, including applicable state securities laws of the United States.

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File No: 085-3506

Regulatory Announcement

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Company	AgCert International PLC
TIDM	AGC
Headline	Share price movement
Released	13:08 30-Jan-07
Number	3777Q

AgCert International Plc

Share price movement

The Board of AgCert International Plc notes the movement in the company's share price today. The Board confirms that there is no operational reason to explain the share price movement and reaffirms its expectations contained in the trading update released on December 21 2006.

For 2007 the company expects to see an incremental increase in the run-rate capacity of 5 million CERs. The forward run-rate at the end of 2007 will therefore be an annualised 8 million CERs.

In 2008 the company intends to create a further 5 million CERs so that at the end of 2008 the company will have a productive forward run-rate of an annualised 13 million CERs.

At the time of the trading update the company referred to an efficiency run rate of 50%. The implementation of new processes continues to positively impact output levels so that on a like-for-like basis operating levels are at 60% efficiency.

The company will release full year figures for the year to end 31 December 2006 on 26 March 2007.

30 January 2007

ENQUIRIES:

College Hill
Mark Garraway
Anthony Parker

020 7457 2020

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